UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____December 20, 2004___________

Date

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

STOCK OPTIONS GRANTED

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - November 5, 2004.  CanAlaska Ventures Ltd. (the "Company") has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.40 per common share for a period of five years.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 12, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 5, 2004

Item 3: Press Release

A Press release dated and issued November 5, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Stock Options Granted.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. (the "Company") has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.40 per common share for a period of five years.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 5, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

URANIUM EXPLORATION COMMENCES

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - November 8, 2004.  Further to the news release dated October 25, 2004 where CanAlaska Ventures Ltd. ("CanAlaska") announced a major land acquisition program in Saskatchewan, it announced today a further commitment to undertake a 1,600 "line kilometres" of "MEGATEM" airborne survey on two of its properties in the southeastern Athabasca Basin.  The airborne surveys will provide the Company with detailed information on target zones on its land position west of the McArthur River Uranium deposit.  The airborne surveys will commence before the end of November 2004.

Athabasca Basin
N
W
E
S
Major Players in the Uranium Belt
Land Position
CanAlaska
Cameco
Cogema
Phelps Dogde
UEX
Pitchstone
JNR Resources
Other Claims
Midwest Mine
McClean Lake Uranium Mine
Cigar Lake Mine
McArthur River Mine
Key Lake Mine
Acres 352,026
Hectares 142,460
0 5 10 20 30 40 50 60 70 80
Kilometers
Athabasca Basin
South East Uranium Belt
Land Position
October 21st 2004
Map By A. Watson

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium.

According to CanAlaska President, Peter Dasler, "CanAlaska carried out a comprehensive analysis of the existing geological and geophysical data.  Based on this work we identified and acquired properties that are well located and present considerable potential".

Land acquisition is expected to continue through the fall and winter months in order to position the CanAlaska and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is preparing for its fall and winter exploration programs.

In addition to the land assembly, CanAlaska is negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.

News Release

November 8, 2004

Smoke Lake

CanAlaska is also exploring for gold in the Hemlo Gold Belt, and has commenced a 1,500 metre drill program at its highly prospective Smoke Lake project.  In addition airborne survey results are   expected shortly on the Konrad nickel property in the Voisey Bay area of Labrador.  In New Zealand CanAlaska has assembled a series of grassroots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Saskatchewan, Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 8, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 8, 2004

Item 3: Press Release

A Press release dated and issued November 8, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Uranium Exploration Commences at Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Further to the news release dated October 25, 2004 where CanAlaska Ventures Ltd. ("CanAlaska") announced a major land acquisition program in Saskatchewan, it announced today a further commitment to undertake a 1,600 "line kilometres" of "MEGATEM" airborne survey on two of its properties in the southeastern Athabasca Basin.  The airborne surveys will provide the Company with detailed information on target zones on its land position west of the McArthur River Uranium deposit.  The airborne surveys will commence before the end of November 2004.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium.

According to CanAlaska President, Peter Dasler, "CanAlaska carried out a comprehensive analysis of the existing geological and geophysical data.  Based on this work we identified and acquired properties that are well located and present considerable potential".

Land acquisition is expected to continue through the fall and winter months in order to position the CanAlaska and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is preparing for its fall and winter exploration programs.

In addition to the land assembly, CanAlaska is negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.

Smoke Lake

CanAlaska is also exploring for gold in the Hemlo Gold Belt, and has commenced a 1,500 metre drill program at its highly prospective Smoke Lake project.  In addition airborne survey results are   expected shortly on the Konrad nickel property in the Voisey Bay area of Labrador.  In New Zealand CanAlaska has assembled a series of grassroots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 8, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

PHASE III URANIUM ACQUISITION COMPLETE

ATHABASCA BASIN, SASKATCHEWAN

Airborne Survey to commence

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - Nov 10, 2004.  Further to the announcement dated October 25, 2004 CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its THIRD phase of property acquisitions and has now acquired approximately 178,000 hectares (approximately 444,000 acres) or 1,780 square kilometres of prospective uranium claims in the Athabasca Basin, Saskatchewan.  "MEGATEM" Airborne geophysical surveys over the first of the properties are due to commence before the end of November.  The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and  McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium and this is expected to increase to 50% by the end of the decade.

Staking is expected to continue through the Fall and Winter in order to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".

News Release

November 10, 2004

In addition to staking, CanAlaska is actively negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.CanAlaska's Canadian technical team is currently set up in Saskatchewan working on the acquisition process and preparing for Fall and Winter exploration programs.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 10, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 10, 2004

Item 3: Press Release

A Press release dated and issued November 10, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Phase III Uranium Acquisition Complete Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Vancouver, BC - Nov 10, 2004.  Further to the announcement dated October 25, 2004 CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its THIRD phase of property acquisitions and has now acquired approximately 178,000 hectares (approximately 444,000 acres) or 1,780 square kilometres of prospective uranium claims in the Athabasca Basin, Saskatchewan.  "MEGATEM" Airborne geophysical surveys over the first of the properties are due to commence before the end of November.  The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and  McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium and this is expected to increase to 50% by the end of the decade.

Staking is expected to continue through the Fall and Winter in order to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".

In addition to staking, CanAlaska is actively negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.CanAlaska's Canadian technical team is currently set up in Saskatchewan working on the acquisition process and preparing for Fall and Winter exploration programs.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 10, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

News Release

CANALASKA APPOINTS URANIUM EXPLORATION MANAGER

Vancouver, BC  -  November 15th, 2004 - CanAlaska Ventures Ltd is pleased to announce the appointment of Dr. Karl Schimann, P. Geo.,  to the position of Manager, Uranium Exploration Division.

Profile:

Dr Schimann holds a PhD from the University of Alberta and has worked extensively in the Uranium industry.  Dr Schimann worked for 20 years with COGEMA, commencing in 1977, both in Uranium and gold exploration.  More than 10 years of his employment was directly involved in Uranium exploration and mine geology in the Athabasca Basin, in particular Dr Schimann was the Project Manager at Cigar Lake, from discovery throughout the exploration phase, and was the Senior Mine Geologist, responsible for the Geological Control Department at the McClean Lake Mine. Dr Schimann was COGEMA's  District Geologist  for the Canadian Cordillera and  Head of COGEMA's Saudi Arabia exploration office.

Dr. Schimann brings extensive geological and mine evaluation skills to the Company, which will further complement CanAlaska's existing exploration team. CanAlaska's Chairman, Harry Barr notes "Dr Schimann's wealth of experience in uranium exploration will be invaluable to the Company as it positions itself as one of the larger exploration landholders in the eastern Athabasca basin of Saskatchewan".

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 15 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 15, 2004

Item 3: Press Release

A Press release dated and issued November 15, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Appoints Uranium Exploration Manager.

Item 5: Full Description of Material Change

Vancouver, BC  -  November 15th, 2004 - CanAlaska Ventures Ltd is pleased to announce the appointment of Dr. Karl Schimann, P. Geo.,  to the position of Manager, Uranium Exploration Division.

Profile:

Dr Schimann holds a PhD from the University of Alberta and has worked extensively in the Uranium industry.  Dr Schimann worked for 20 years with COGEMA, commencing in 1977, both in Uranium and gold exploration.  More than 10 years of his employment was directly involved in Uranium exploration and mine geology in the Athabasca Basin, in particular Dr Schimann was the Project Manager at Cigar Lake, from discovery throughout the exploration phase, and was the Senior Mine Geologist, responsible for the Geological Control Department at the McClean Lake Mine. Dr Schimann was COGEMA's  District Geologist  for the Canadian Cordillera and  Head of COGEMA's Saudi Arabia exploration office.

Dr. Schimann brings extensive geological and mine evaluation skills to the Company, which will further complement CanAlaska's existing exploration team. CanAlaska's Chairman, Harry Barr notes "Dr Schimann's wealth of experience in uranium exploration will be invaluable to the Company as it positions itself as one of the larger exploration landholders in the eastern Athabasca basin of Saskatchewan".

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 15, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

News Release

Non-Brokered Private Placement

Vancouver, BC - November 26, 2004.  The Company announces a non-brokered private placement of up to 4,000,000 units for gross proceeds of up to $1,200,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share.  A finder's fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.40 for a period of twelve months.  The foregoing is subject to regulatory approval.

Non-Brokered Flow-Through Private Placement

The Company further announces a non-brokered flow-through private placement of up to 3,125,000 units for gross proceeds of up to $1,250,000.  Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.  A finder's fee of up to 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

The proceeds of the private placements will be used for acquisition, exploration and development of the Company's uranium projects, and the Company's New Zealand gold projects and general working capital.    The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 15 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 26, 2004

Item 3: Press Release

A Press release dated and issued November 26, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska announces non-brokered private placement and non brokered flow-through private placement.

Item 5: Full Description of Material Change

Non-Brokered Private Placement

Vancouver, BC - November 26, 2004.  The Company announces a non-brokered private placement of up to 4,000,000 units for gross proceeds of up to $1,200,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share.  A finder's fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.40 for a period of twelve months.  The foregoing is subject to regulatory approval.

Non-Brokered Flow-Through Private Placement

The Company further announces a non-brokered flow-through private placement of up to 3,125,000 units for gross proceeds of up to $1,250,000.  Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.40 and one half of one non-transferable non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the

"Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.50 per Warrant Share.  A finder's fee of up to 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

The proceeds of the private placements will be used for acquisition, exploration and development of the Company's uranium projects, and the Company's New Zealand gold projects and general working capital.    The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 26, 2004___________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

News Release

PRESIDENT PETER DASLER REVIEWS THE COMPANY'S URANIUM ACTIVITIES

Vancouver, B.C. - November 29, 2004. In the past months, we have advanced CanAlaska's Athabasca uranium land base substantially.  Our original 120,000 acres of mineral claims has increased almost fourfold to over 444,000 acres, and acquisitions are continuing.

We have also expanded our technical team working on Uranium exploration, and appointed a highly experienced manager of Uranium Exploration, Dr. Karl Schimann.

Dr. Schimann is a Professional Geologist, and holds a PhD from the University of Alberta.  He has worked extensively in the uranium industry.  Dr Schimann's professional career began in 1977 with Cogema where he participated in both in uranium and gold exploration.   More than 10 years of his employment was directly involved in uranium exploration and mine geology in the Athabasca Basin.  Of particular relevance is his experience as Project Manager at Cigar Lake from discovery throughout the exploration phase.  He was also the senior mine geologist, responsible for the Geological Control Department at the McClean Lake Mine.

Our acquisition strategy and work program will continue under Dr. Schimann's direction as we position our Company as a significant explorer in this market area.

We are also pleased to announce the appointment of Mr. Jim Kermeen, P.Eng, as Manager of Joint Venture development.  Mr. Kermeen brings some 45 years experience in mineral exploration, and 17 years of direct uranium exploration in the Athabasca basin and surrounding areas.  Mr. Kermeen's experience of the mineral industry coupled with his past direct exploration knowledge of the Athabasca area is expected to be of great assistance to the Company.

The Company has recently contracted for a "MEGATEM" airborne survey on two of the initial land packages and we are planning to extend those surveys over at least two more large claim blocks.  We believe that there may be some potential to develop new uranium targets in the Athabasca basin.  Previous exploration was limited by technology and equipment.

In the past 10 years there has been little activity in the uranium exploration scene and there have been significant technological advancements in the application of geophysical exploration techniques.  These techniques have been used in the general mineral exploration industry, with considerable success.  New mineral deposits have been found in existing mining camps, either by looking deeper into the ground, or by better detection using modern computer programs and ideas.

News Release

November 29, 2004

CanAlaska Ventures News Release November 29, 2004

There has been a "Quantum Leap" in the ability to detect mineral deposits from the air compared to previous limits of 100+ metres.  We can now image into the earth up to 1000 metres (over half a mile) to look for conductive targets.  The new, highly sophisticated radio transmitters and receivers, coupled with high-powered computers continue to push new limits.

The purpose of the airborne surveys is to image the magnetism and conductivity of the rocks under the aircraft as it flies its survey lines.  The magnetic images allow our geologists to identify the different types of rocks in the area, and how they are broken up or crumpled.  The conductivity surveys let us know the potential location of mineral deposits and alteration zones.

In the coming months the Company intends to carry our more surveys on the uranium projects in the Athabasca basin in addition to investigating joint ventures and acquisition proposals.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the Board of Directors

Peter Dasler

President and Chief Executive Officer

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 29, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 29, 2004

Item 3: Press Release

A Press release dated and issued November 29, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. President, Peter Dasler reviews the Company's Uranium Activities.

Item 5: Full Description of Material Change

Vancouver, B.C. - November 29, 2004. In the past months, we have advanced CanAlaska's Athabasca uranium land base substantially.  Our original 120,000 acres of mineral claims has increased almost fourfold to over 444,000 acres, and acquisitions are continuing.

We have also expanded our technical team working on Uranium exploration, and appointed a highly experienced manager of Uranium Exploration, Dr. Karl Schimann.

Dr. Schimann is a Professional Geologist, and holds a PhD from the University of Alberta.  He has worked extensively in the uranium industry.  Dr Schimann's professional career began in 1977 with Cogema where he participated in both in uranium and gold exploration.   More than 10 years of his employment was directly involved in uranium exploration and mine geology in the Athabasca Basin.  Of particular relevance is his experience as Project Manager at Cigar Lake from discovery throughout the exploration phase.  He was also the senior mine geologist, responsible for the Geological Control Department at the McClean Lake Mine.

Our acquisition strategy and work program will continue under Dr. Schimann's direction as we position our Company as a significant explorer in this market area.

We are also pleased to announce the appointment of Mr. Jim Kermeen, P.Eng, as Manager of Joint Venture development.  Mr. Kermeen brings some 45 years experience in mineral exploration, and 17 years of direct uranium exploration in the Athabasca basin and surrounding areas.  Mr. Kermeen's experience of the mineral industry coupled with his past direct exploration knowledge of the Athabasca area is expected to be of great assistance to the Company.

The Company has recently contracted for a "MEGATEM" airborne survey on two of the initial land packages and we are planning to extend those surveys over at least two more large claim blocks.  We believe that there may be some potential to develop new uranium targets in the Athabasca basin.  Previous exploration was limited by technology and equipment.

In the past 10 years there has been little activity in the uranium exploration scene and there have been significant technological advancements in the application of geophysical exploration techniques.  These techniques have been used in the general mineral exploration industry, with considerable success.  New mineral deposits have been found in existing mining camps, either by looking deeper into the ground, or by better detection using modern computer programs and ideas.

There has been a "Quantum Leap" in the ability to detect mineral deposits from the air compared to previous limits of 100+ metres.  We can now image into the earth up to 1000 metres (over half a mile) to look for conductive targets.  The new, highly sophisticated radio transmitters and receivers, coupled with high-powered computers continue to push new limits.

The purpose of the airborne surveys is to image the magnetism and conductivity of the rocks under the aircraft as it flies its survey lines.  The magnetic images allow our geologists to identify the different types of rocks in the area, and how they are broken up or crumpled.  The conductivity surveys let us know the potential location of mineral deposits and alteration zones.

In the coming months the Company intends to carry our more surveys on the uranium projects in the Athabasca basin in addition to investigating joint ventures and acquisition proposals.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 29, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

$990,000 Private Placement Completed

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - November 29, 2004.  Further to CanAlaska Ventures Ltd. (the "Company") news release announced October 12, 2004, the Company wishes to announce that it has completed a non-brokered private placement of 3,300,000 for gross proceeds of $990,000.  Each unit consisted of one common share at a price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant") which have been legended to state a hold period until March 26, 2005, each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share expiring November 25, 2005.  Finder's fees of 7,000 common shares, $23,205 cash and 50,000 warrants exercisable at a purchase price of $0.40 for a period of twelve months have been paid in connection with this private placement.

On another matter, the Company has granted 300,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.45 per common share for a period of five years.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 29, 2004

Item 3: Press Release

A Press release dated and issued November 29, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Private Placement closed.  Options Granted.

Item 5: Full Description of Material Change

Vancouver, BC - November 29, 2004.  Further to CanAlaska Ventures Ltd. (the "Company") news release announced October 12, 2004, the Company wishes to announce that it has completed a non-brokered private placement of 3,300,000 for gross proceeds of $990,000.  Each unit consisted of one common share at a price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant") which have been legended to state a hold period until March 26, 2005, each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share expiring November 25, 2005.  Finder's fees of 7,000 common shares, $23,205 cash and 50,000 warrants exercisable at a purchase price of $0.40 for a period of twelve months have been paid in connection with this private placement.

On another matter, the Company has granted 300,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.45 per common share for a period of five years.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 30, 2004__________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity